Exhibit (a)(14)

Date: March 19, 2009

To: Genentech Employees

Subject: Important Stock Option Information

This message applies only to those who are considering exercising vested stock options before the expiration of Roche’s tender offer. To be clear, no employee is required to exercise their vested options. If you plan to take no action and wait for the outcome of the tender offer, then you may disregard this message.

Stock option exercise activity will be suspended beginning tomorrow, Friday, March 20, 2009, at 1:00 pm Pacific time until the completion of the merger or April 1, 2009, whichever occurs first. Therefore, if you wish to exercise any of your vested stock options before 1:00 pm Pacific time tomorrow, you must contact the brokerage firm that has your stock option account (E*Trade or Charles Schwab) or our Stock Administration group at (650) 225-5362 before that time. For more detailed information on the process you need to follow if you wish to exercise options, please go to http://gwiz4.gene.com/groups/Legal/stock/esop/how_to.htm.

If you have any other questions about your stock options in connection with the proposed transaction with Roche, please refer to the FAQs on gWiz (updated FAQs regarding this subject will be posted shortly). You may also wish to seek advice from your own financial or tax advisor. If you have any questions about this e-mail, please contact Sean Johnston.

1.	What will happen to outstanding stock options as a result of the transaction with Roche?

There are two parts to the transaction with Roche: (i) a tender offer and (ii) a second step merger. If the tender offer is completed, at the effective time of the merger, all options, whether or not vested or exercisable, will vest and be canceled in exchange for an amount of cash equal to the product of (a) the excess of $95.00 over the applicable exercise price and (b) the number of shares subject to the option, reduced by applicable withholding taxes.

2.	Can I still exercise my stock options?

If you wish to exercise any of your vested stock options prior to when the tender offer and merger may be completed, you must do so no later than 1:00 pm Pacific time on Friday March 20, 2009. Prior to that deadline, you may exercise vested stock options through the normal procedures by contacting your broker or the stock administration group. For administrative reasons you will not be permitted to exercise stock options after 1:00 pm Pacific time on Friday March 20, 2009 until the earlier of the completion of the merger and April 1, 2009. You may not exercise any stock option if it is not vested.

Note, however, that if you are an officer or you have been notified that you are currently subject to a trading blackout, your ability to exercise your vested stock options is limited and you should contact either Michael Snyder (x7-8815) or Caroline Padre (x5-3432) in the Legal Department to discuss your situation.

3.	Can I tender Genentech shares that I own (for example, shares purchased through the Employee Stock Purchase Program) into the Roche tender offer?

Yes, any employee may tender any Genentech shares that they own.

4.	What happens if I do not exercise my options now?

If the tender offer and merger are completed, you will receive a cash payment as described above in Question 1.

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